October 6, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dillon Hagius and Joe McCann

Re:	Aeglea BioTherapeutics, Inc.

Registration Statement on Form S-3

Filed on August 7, 2023

File No. 333-273769

Dear Dillon Hagius and Joe McCann:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated September 29, 2023 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), filed on August 7, 2023. The Staff’s comment is set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The Company’s response is set forth in ordinary type beneath the Staff comment, which is set out in bold type.

General

1.

We note your response to comment 1 from our letter dated August 28, 2023. Based on the totality of the transactions, including the entry into the CVR agreement and disposition of the legacy assets, as well as the termination of the legacy employees and executives, we are unable to concur with your analysis. Please amend your registration statement to register the offering on Form S-1.

We have complied with your request and have amended the Registration Statement to file on Form S-1. However, in doing so, we respectfully reiterate our view that the Company has not, at any time, been a “shell company,” as defined in Rule 501 of the Securities Act of 1933 or Rule 12b-2 under the Securities Exchange Act of 1934 (the “1934 Act”). As we discussed with the Staff, at all times while the Company has had a class of securities registered under the 1934 Act, the Company has maintained substantive operations and material assets (in addition to the Company’s cash and cash equivalents).1

***

[1]

With respect to the Company having “no or nominal operations” under the shell company test, we would note that the Company’s aggregate R&D and G&A expense in the three and six months ended June 30, 2023 was $29.4 million and $48.5 million, respectively. With respect to the “no or nominal assets” test, we would note that after the acquisition of Spyre Therapeutics on June 22, 2023, the Company sold a legacy drug development program related to internally developed IPR&D with no book value on July 27, 2023 for $15 million upfront and potential milestone payments of up to $100 million. See the Company’s Current Report on Form 8-K filed on July 27, 2023 for additional details.

U.S. Securities and Exchange Commission

October 6, 2023

If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-4631 or Ryan Murr at (415) 393-8373.

Sincerely,

/s/ Branden C. Berns

Branden C. Berns

cc:	Cameron Turtle, Aeglea BioTherapeutics, Inc.

Scott Burrows, Aeglea BioTherapeutics, Inc.

Heidy King-Jones, Aeglea BioTherapeutics, Inc.

Jonathan Campbell, Aeglea BioTherapeutics, Inc.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Gibson, Dunn & Crutcher LLP

2